Exhibit 12

Lockheed Martin Corporation

Computation of Ratio of Earnings to Fixed Charges

Year Ended December 31, 2009

(In millions, except ratio)

Earnings

Earnings before income taxes	$4,284
Interest expense	305
Losses (undistributed earnings) of 50% and less than 50% owned companies, net	(65)
Portion of rents representative of an interest factor	62
Amortization of debt premium and discount, net	(4)

Adjusted earnings before income taxes	$4,582

Fixed Charges

Interest expense	$305
Portion of rents representative of an interest factor	62
Amortization of debt premium and discount, net	(4)
Capitalized interest	—

Total fixed charges	$363

Ratio of Earnings to Fixed Charges	12.6